SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 2)


                               Color Imaging, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                            $0.01 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   196245 10 4
                    -----------------------------------------
                                 (CUSIP Number)

                               Robert F. Dow, Esq.
                                 171 17th Street
                                   Suite 2100
                             Atlanta, Georgia 30363
                                  404-873-8500
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 2004
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

CUSPID NO. 196245 10 4                                                                                 PAGE 2 of 9

====================================================================================================================
    1        Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                             Chi Fu Investment Co. Ltd
--------------------------------------------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group                                            (a)[X]
                                                                                                         (b)[_]
--------------------------------------------------------------------------------------------------------------------
    3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
    4        Source of Funds
                                                    WC
--------------------------------------------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [_]
--------------------------------------------------------------------------------------------------------------------
    6        Citizenship or Place of Organization
                                        Taiwan, R.O.C.
--------------------------------------------------------------------------------------------------------------------
    7        Sole Voting Power
                                             4,500,000
--------------------------------------------------------------------------------------------------------------------
    8        Shared Voting Power
                                                     0
--------------------------------------------------------------------------------------------------------------------
    9        Sole Dispositive Power
                                             4,500,000
--------------------------------------------------------------------------------------------------------------------
   10        Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------------------------------------------
   11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                             4,500,000
--------------------------------------------------------------------------------------------------------------------
   12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                       [_]
--------------------------------------------------------------------------------------------------------------------
   13        Percent of Class Represented by Amount in Row (11)
                                         35.44 percent
--------------------------------------------------------------------------------------------------------------------
   14        Type of Reporting Person
                                                    CO
====================================================================================================================

CUSPID NO. 196245 10 4                                                                                PAGE 3 OF 9

====================================================================================================================
    1        Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                         Jui-Hung Wang
--------------------------------------------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group                                            (a)[X]
                                                                                                         (b)[_]
--------------------------------------------------------------------------------------------------------------------
    3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
    4        Source of Funds
                                                    00
--------------------------------------------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [_]

--------------------------------------------------------------------------------------------------------------------
    6        Citizenship or Place of Organization
                                        Taiwan, R.O.C.
--------------------------------------------------------------------------------------------------------------------
    7        Sole Voting Power
                                               726,678
--------------------------------------------------------------------------------------------------------------------
    8        Shared Voting Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
    9        Sole Dispositive Power
                                               726,678
--------------------------------------------------------------------------------------------------------------------
   10        Shared Dispositive Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
   11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,226,678*
--------------------------------------------------------------------------------------------------------------------
   12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                       [_]
--------------------------------------------------------------------------------------------------------------------
   13        Percent of Class Represented by Amount in Row (11)
                                        41.07* percent
--------------------------------------------------------------------------------------------------------------------
   14        Type of Reporting Person
                                                    IN
====================================================================================================================

* Includes 27,500 shares subject to options that are currently exercisable. Mr. Jui-Hung Wang's ownership of the 4,500,000 shares reported under shared voting and dispositive power is indirect as a 8.0% owner of General Plastic Industrial Co., Ltd, which owns 100% of Chi Fu Investment Co. Ltd., the record owner of the shares. Mr. Jui-Hung Wang disclaims beneficial ownership of 8.4% and 1.8% of such shares of common stock beneficially owned by Messrs. Jui-Chi Wang and Jui-Kung Wang, respectively.

CUSPID NO. 196245 10 4                                                                                 PAGE 4 OF 9

====================================================================================================================
    1        Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                          Jui-Chi Wang
--------------------------------------------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group                                            (a)[X]
                                                                                                         (b)[_]
--------------------------------------------------------------------------------------------------------------------
    3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
    4        Source of Funds
                                                    00
--------------------------------------------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [_]
--------------------------------------------------------------------------------------------------------------------
    6        Citizenship or Place of Organization
                                        Taiwan, R.O.C.
--------------------------------------------------------------------------------------------------------------------
    7        Sole Voting Power
                                              726,950*
--------------------------------------------------------------------------------------------------------------------
    8        Shared Voting Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
    9        Sole Dispositive Power
                                              726,950*
--------------------------------------------------------------------------------------------------------------------
   10        Shared Dispositive Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
   11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,226,950*
--------------------------------------------------------------------------------------------------------------------
   12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                       [_]
--------------------------------------------------------------------------------------------------------------------
   13        Percent of Class Represented by Amount in Row (11)
                                        41.06* percent
--------------------------------------------------------------------------------------------------------------------
   14        Type of Reporting Person
                                                    IN
====================================================================================================================

* Includes 32,500 shares subject to options that are currently exercisable. Mr. Jui-Chi Wang's ownership of the 4,500,000 shares reported under shared voting and dispositive power is indirect as a 8.4% owner of General Plastic Industrial Co., Ltd, which owns 100% of Chi Fu Investment Co. Ltd, the record owner of the shares. Mr. Jui-Chi Wang disclaims beneficial ownership of 8.0% and 1.8% of such shares of common stock beneficially owned by Messrs. Jui-Hung Wang and Jui-Kung Wang, respectively.

CUSPID NO. 196245 10 4                                                                                  PAGE 5 OF 9

====================================================================================================================
    1        Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                         Jui-Kung Wang
--------------------------------------------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group                                            (a)[X]
                                                                                                         (b)[_]
--------------------------------------------------------------------------------------------------------------------
    3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
    4        Source of Funds
                                                    00
--------------------------------------------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      [_]
--------------------------------------------------------------------------------------------------------------------
    6        Citizenship or Place of Organization
                                        Taiwan, R.O.C.
--------------------------------------------------------------------------------------------------------------------
    7        Sole Voting Power
                                              338,709*
--------------------------------------------------------------------------------------------------------------------
    8        Shared Voting Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
    9        Sole Dispositive Power
                                              338,709*
--------------------------------------------------------------------------------------------------------------------
   10        Shared Dispositive Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
   11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,838,709*
--------------------------------------------------------------------------------------------------------------------
   12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [_]
--------------------------------------------------------------------------------------------------------------------
   13        Percent of Class Represented by Amount in Row (11)
                                        38.04* percent
--------------------------------------------------------------------------------------------------------------------
   14        Type of Reporting Person
                                                    IN
====================================================================================================================

o Includes 22,500 shares subject to options that are currently exercisable. Mr. Jui-Kung Wang's ownership of the 4,500,000 shares reported under shared voting and dispositive power is indirect as a 1.8% owner of General Plastic Industrial Co., Ltd, which owns 100% of Chi Fu Investment Co. Ltd, the record owner of the shares. Mr. Jui-Kung Wang disclaims beneficial ownership of 8.0% and 8.4% of such shares of common stock beneficially owned by Messrs. Jui-Hung Wang and Jui-Chi Wang, respectively. o


CUSPID NO. 196245 10 4                                                                                  PAGE 6 OF 9

====================================================================================================================
    1        Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                            General Plastic Industrial Co., Ltd
--------------------------------------------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group                                            (a)[X]
                                                                                                         (b)[_]
--------------------------------------------------------------------------------------------------------------------
    3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
    4        Source of Funds
                                                    WC
--------------------------------------------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      [_]

--------------------------------------------------------------------------------------------------------------------
    6        Citizenship or Place of Organization
                                        Taiwan, R.O.C.
--------------------------------------------------------------------------------------------------------------------
    7        Sole Voting Power
                                                     0
--------------------------------------------------------------------------------------------------------------------
    8        Shared Voting Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
    9        Sole Dispositive Power
                                                     0
--------------------------------------------------------------------------------------------------------------------
   10        Shared Dispositive Power
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
   11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,500,000*
--------------------------------------------------------------------------------------------------------------------
   12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                       [_]
--------------------------------------------------------------------------------------------------------------------
   13        Percent of Class Represented by Amount in Row (11)
                                        35.44* percent
--------------------------------------------------------------------------------------------------------------------
   14        Type of Reporting Person
                                                    CO
====================================================================================================================

* General Plastic Industrial Co., Ltd ("GPI") owns 100% of Chi Fu Investment Co. Ltd., the record owner of the shares. This amendment is filed to add GPI as a filing person, as GPI was erroneously omitted from the original
     Schedule 13D.

CUSPID NO. 196245 10 4                                              PAGE 7 of 9

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value, per share, of Color Imaging, Inc., a Delaware corporation ("Color Imaging"). The principal executive office of Color Imaging is located at:

         4350 Peachtree Industrial Boulevard
         Suite 100
         Norcross, Georgia  30071

ITEM 2.  IDENTITY AND BACKGROUND

               (a)  This Schedule 13D is filed by:

                    Chi Fu Investment Co. Ltd, a Taiwanese company ("CFI") General Plastic Industrial Co., Ltd, a Taiwanese company ("GPI") Jui-Hung Wang Jui-Chi Wang Jui-Kung Wang

                    CFI's principal business is an investment company. GPI's principal business is plastic injection molding of bottles, cartridges and gears used in electrostatic printing and photocopying Jui-Hung Wang, Jui-Chi Wang and Jui-Kung Wang are 8.0%, 8.4% and 1.8% beneficial shareholders, respectfully, in GPI, which owns 100% of CFI.

               (b) The address of the principal business and principal office of CFI is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C. The address of the principal business and principal office of GPI is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

               (c)  Jui-Hung  Wang is a  Director  of Color  Imaging,  Inc.  and
                    Chairman of the Board of Directors of CFI and GPI. The address of Jui-Hung Wang is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

                    Jui-Chi Wang is a director of Color Imaging and President of GPI. The address of Jui-Chi Wang is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

                    Jui-Kung Wang is a Chairman of the Board of Directors and Chief Executive Officer of Color Imaging. The address of Jui-Kung Wang is 3450 Peachtree Industrial Blvd, Suite 100, Norcross, GA 30071 USA.

               (d) During the past five years, none of CFI, GPI or, to the best of their knowledge, any person set forth in Item 2(a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, none of CFI, GPI or, to the best of their knowledge, any person set forth in Item 2(a) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

               (f) Each individual set forth in Item 2(a) above is a citizen of the Taiwan, R.O.C.

CUSPID NO. 196245 10 4                                             PAGE 8 OF 9

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 6, 2003, CFI acquired 4,500,000 shares of common stock of Color Imaging for $1.35 per share pursuant to a prospectus dated January 23, 2003. The purchase price for the shares of Color Imaging common stock was $6,075,000, the source of which was working capital of CFI. A copy of the prospectus is incorporated herein by reference to Exhibit 99.1.

Jui-Chi Wang made the following open market purchases using personal funds:

         DATE                   SHARES                   PRICE
         ----                   ------                   -----
         5/22/03                10,000                   $0.73
         5/23/03                 5,000                    0.73

On May 18, 2004, the following reporting persons were granted options to purchase the following number of shares of common stock of Color Imaging at an exercise price of $0.54 per share:

         REPORTING PERSON       SHARES
         ----------------       ------
         Wang, Jui-Kung         25,000
         Wang, Jui-Hung         25,000
         Wang, Jui-Chi          25,000


ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction is solely for investment purposes.

          (a)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) See Items 7-13 of the cover pages.

          (c) See Item 3. No other transactions in Color Imaging securities have been effected by CFI, GPI or an individual named in Item 2 above within the last sixty days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of Color Imaging.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     99.1 Color Imaging prospectus dated January 23, 2003 (incorporated herein by reference to the Color Imaging Prospectus filed January 24, 2003 with the Securities and Exchange Commission).

CUSPID NO. 196245 10 4                                             PAGE 9 OF 9

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 2005

                                  CHI FU INVESTMENT CO. LTD


                                  /s/      Jui-Hung Wang
                                  -----------------------------------------
                                  By:      Jui Hung Wang
                                  Its:     Chairman



                                  GENERAL PLASTIC INDUSTRIAL CO., LTD


                                  /s/      Jui-Hung Wang
                                  -----------------------------------------
                                  By:      Jui-Hung Wang
                                  Its:     Chairman


                                  /s/      Jui-Hung Wang
                                  -----------------------------------------
                                  Jui-Hung Wang


                                  /s/      Jui-Chi Wang
                                  -----------------------------------------
                                  Jui-Chi Wang by Sueling Wang, Attorney-in-Fact



                                  /s/      Jui-Kung Wang
                                  -----------------------------------------
                                  Jui-Kung Wang